Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD.

UNAUDITED FINANCIAL RESULTS FOR THE FIRST QUARTER, SECOND QUARTER & FIRST HALF OF THE
YEAR ENDED DECEMBER 31, 2021

Singapore, August 18, 2021: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or “Company” or “we” or “us” or “our”), a global provider of maritime transportation services predominantly in the drybulk sector, today announced its earnings results for the three months ended March 31, 2021, the three months ended June 30, 2021 and the six months ended June 30, 2021.

Financial Highlights for the First Quarter of 2021 Ended March 31, 2021(1)

▪	Revenues of $71.8 million

▪	Gross profit of $13.8 million

▪	Profit for the period of $3.3 million

▪	Profit for the period attributable to owners of the Company of $2.4 million, or $0.12 per ordinary share

▪	Adjusted EBITDA of $21.8 million(2)

▪	Handysize and supramax/ultramax TCE per day of $12,053 and $13,259, respectively(2)

(1)	In view of commencing with earnings reporting on a quarterly basis, we have included the financial highlights for the First Quarter ended March 31, 2021 in this press release to provide additional detail on our First Half results.

Financial Highlights for the Second Quarter of 2021 Ended June 30, 2021

▪	Revenues of $159.4 million

▪	Gross profit of $34.3 million

▪	Profit for the period of $24.2 million

▪	Profit for the period attributable to owners of the Company of $19.8 million, or $1.02 per ordinary share

▪	Adjusted EBITDA of $40.7 million(2)

▪	Handysize and supramax/ultramax TCE per day of $18,104 and $21,916, respectively(2)

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Financial Highlights for the First Half of 2021, Ended June 30, 2021

▪	Revenues of $231.2 million

▪	Gross profit of $48.2 million

▪	Profit for the period of $27.6 million

▪	Profit for the period attributable to owners of the Company of $22.1 million or $1.15 per ordinary share

▪	Adjusted EBITDA of $62.5 million(2)

▪	Handysize and supramax/ultramax TCE per day of $15,285 and $17,606, respectively(2)

▪	Period end cash and cash equivalents of $58.1 million and restricted cash of $9.3 million

(2)	Adjusted EBITDA and TCE per day are non-GAAP financial measures. For the definitions of these non-GAAP financial measures and the reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to the definitions and reconciliations in “Non-GAAP Financial Measures” at the end of this press release.

Operational Highlights for the First Quarter, Second Quarter and First Half of 2021

▪	We sold the 2009-built small products tanker Breede for a gross price of $6.8 million with delivery to the buyers on April 14, 2021.

▪	We sold the 2013-built medium range tankers Leopard Moon and Leopard Sun for a total gross price of $42.8 million with deliveries to the buyers on April 12, 2021 and April 20, 2021.

▪	On May 07, 2021, the United Kingdom Upper Tribunal found in our favor with respect to a previously disclosed tax dispute with Her Majesty’s Revenue and Customs (“HMRC”). HMRC decided not to appeal the decision which prompted the release of $2.4 million in tax provisions that had been recorded in respect of such dispute in prior periods.

▪	On May 19, 2021 the Company repaid the approximately $25.8 million remaining outstanding amount on the senior secured credit facility with an affiliate of Bain Capital Credit (“Bain”).

▪	On June 28, 2021 the Company announced its transition to quarterly financial reporting from semi-annual reporting.

▪	During the second quarter, we repurchased a combined total of 33,467 ordinary shares in the open market on NASDAQ and the JSE at an average price of $8.46 per share.

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Implementation of New Dividend and Capital Return Policy

Commencing from the quarter ending September 30, 2021, the Company intends, subject to operating needs and other circumstances, to return approximately 30% of its adjusted net income (adjusted for extraordinary items) to shareholders through a combination of quarterly dividends and/or share repurchases. The Company intends to pay a minimum quarterly base dividend of $0.03 per share and an additional variable component, that will consist of additional dividends and/or share repurchases. We expect that the return to shareholders will be primarily in the form of dividends, though the Company retains the right to adjust the allocation to maximize value to shareholders based on market conditions, share price levels, share liquidity, and other related matters.

The timing and amount of dividend payments will be determined by our board of directors and could be affected by various factors, including our financial results and earnings, restrictions in our debt agreements, required capital expenditures, and the provisions of Singapore law affecting the payment of dividends to shareholders and other factors. Our board of directors may review and amend our dividend policy from time to time and we may stop paying dividends at any time and cannot assure you that we will pay any dividends, including any minimum quarterly base dividend amount, in the future or of the amount of any such dividends. For the avoidance of doubt, the payment of any dividends is not guaranteed, and the payment of dividend is subject at all times to the requirements and restrictions set out in the Company’s Constitution and Singapore Companies Act (Cap. 50).

Recent Developments

▪	On July 21, 2021, the Group entered into an agreement to acquire the remaining shares in IVS Bulk held by Bain for a total purchase consideration of $46.3 million, comprising of $37.2 million for the ordinary equity shares and $9.1 million for the preference shares. The purchase price is based on appraised values as of May 13, 2021 and the IVS Bulk balance sheet as of April 30, 2021. The agreement with Bain is subject to customary closing conditions with closing to occur no later than September 30, 2021.

▪	On August 17, 2021, Grindrod Shipping entered into an agreement to purchase the 2019 Japanese-built ultramax bulk carrier IVS Phoenix, which we currently charter-in from its owners for a price of US$23.5 million, which we believe reflects a significantly reduced price relative to management's estimate of the fair market value of the vessel due to the early termination of the prevailing charter agreement. The vessel was originally chartered-in for a minimum period of three years from delivery with two one-year extension options and no purchase options. In order to finance the acquisition, we have simultaneously entered into a financing arrangement with a separate Japanese owner on attractive terms for a gross amount of $25.0 million. As part of the financing arrangement, the Group will bareboat charter the vessel back for a period of up to 15 years and has the right, but not the obligation, to acquire the vessel after the first two years of the charter. The financing would be on similar terms to those completed for IVS Knot, IVS Kinglet and IVS Magpie during 2019 and Matuku in 2020. The transactions are expected to close by the end of September 2021 while the vessel will remain chartered-in on the original terms until closing.

▪	As of August 16, 2021, we have contracted the following TCE per day for the third quarter of 2021 (1)(2):

-	Handysize: approximately 1,326 operating days at an average TCE per day of approximately $25,205

-	Supramax/ultramax: approximately 1,686 operating days at an average TCE per day of approximately $30,666

(1) TCE per day is a non-GAAP financial measure. For the definition of this non-GAAP financial measure and the reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to the definitions and reconciliations in “Non-GAAP Financial Measures” at the end of this press release.

(2) Operating days: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue.

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CEO Commentary

Martyn Wade, the Chief Executive Officer of Grindrod Shipping, commented:

“Grindrod Shipping took full advantage of the improving market conditions in the drybulk sector during the first and the second quarters of 2021 to deliver strong results. In addition, we were able to reduce our debt by approximately $66.9 million while concurrently increasing our total cash and cash equivalents by approximately $20.1 million through strong free cash flow from our drybulk business and the timely sales of nearly all of our remaining product tankers. Our healthy balance sheet and strong industry fundamentals now position us well as we seek to both reward our shareholders and demonstrate the benefits of the differentiated commercial strategy of Grindrod Shipping.

To that end, we are pleased to announce the initiation of a quarterly dividend and capital return policy which coincides with our transition to quarterly financial reporting. Commencing with the third quarter, the Company intends to return approximately 30% of its adjusted net income to shareholders through a combination of quarterly dividends and/or share repurchases. The Company intends, subject to operating needs and other circumstances, to pay a minimum quarterly base dividend of $0.03 per share and an additional variable component, that will consist of additional dividends and/or share repurchases. This variable policy aims to create a sustainable dividend throughout the market cycles while enabling our shareholders to share in the market strength.

On the commercial side, the dynamic approach of the Company that includes opportunistically chartering in vessels on both long- and short-term time charters in order to service our cargo contracts is bearing significant fruit. Our long-term charter-in vessels are contracted at what we believe to be well below current charter market rates and most contain favorable extension options and/or fixed price purchase options that are now notably below the current market value. This allows us the option to pursue growth at prices considerably below prevailing levels in the secondhand and charter markets. In addition, we have been able to complement our core fleet with a number of short-term charter-in vessels on which we hold a series of charter extension options at commercially favorable levels. Together with our owned fleet of predominantly Japanese-built vessels, all of these options demonstrate the flexibility of our operating model.

Finally, as we work to close the recently announced agreement to acquire the remainder of our IVS Bulk subsidiary, expected to occur in the coming month, we look forward to achieving the final key step in our corporate transformation since listing. Upon closing, we will have completed the acquisition or sale of all JV vessels originally held and sold all our spot trading product tankers, all while positioning the Company to take full advantage of the current strong drybulk market.”

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Results for the Three Months Ended June 30, 2021 and 2020

In comparison to the results for the second quarter of 2020, the results for the second quarter of 2021 were significantly impacted by higher TCE per day rates achieved in our handysize and supramax/ultramax drybulk carrier segments, reflecting the stronger spot markets in these segments. Our tanker segment results have been affected by the sale of vessels only days into the reporting period as part of our strategy to divest from the tanker business to focus on the drybulk segments. Vessel operating costs per day were higher in the handysize and supramax/ultramax drybulk carrier segments for the second quarter of 2021 in comparison to the second quarter of 2020 due to increased crew repatriation costs partly as a result of COVID-19 travel restrictions, quarantine requirements and related costs. Cost of sales increased due to higher charter hire costs incurred for our short-term chartered-in vessels as drybulk spot charter rates increased in the second quarter of 2021. In addition, cost of ship sales increased as two medium range tankers and a small tanker were sold in the second quarter of 2021 compared to the sale of two medium range tankers with lower cost prices in the second quarter of 2020. Administrative expenses increased in the second quarter of 2021 as compared to the second quarter of 2020 due to increased staff costs. Other operating income (expense) improved in the second quarter of 2021 as compared to the second quarter of 2020 due to reversal of ship impairments and reversal of right-of-use asset impairments partially offset by impairments to net disposal group and goodwill in the second quarter of 2021 compared to ship impairments recorded in the second quarter of 2020. The income tax benefit increased in the second quarter of 2021 as compared to the second quarter of 2020 due to the reversal of a provision for a tax-related legal case which was decided in our favor.

Revenue was $159.4 million for the three months ended June 30, 2021 and $84.7 million for the three months ended June 30, 2020. Vessel revenue was $109.6 million for the three months ended June 30, 2021 and $55.6 million for the three months ended June 30, 2020.

In the drybulk business, handysize total revenue and supramax/ultramax total revenue was $37.4 million and $71.0 million, respectively, for the three months ended June 30, 2021, and $21.6 million and $21.9 million, respectively, for the three months ended June 30, 2020. Handysize vessel revenue and supramax/ultramax vessel revenue was $37.2 million and $71.0 million, respectively, for the three months ended June 30, 2021, and $21.5 million and $21.9 million, respectively, for the three months ended June 30, 2020.

In the tankers business, our medium range tankers and small tankers total revenues were $42.5 million and $6.9 million, respectively, for the three months ended June 30, 2021, and $38.8 million and $1.0 million, respectively, for the three months ended June 30, 2020. Medium range tankers and small tankers vessel revenues were $0 million and $0 million, respectively, for the three months ended June 30, 2021 and $10.0 million and $1.0 million, respectively for the three months ended June 30, 2020. Total revenue was affected by the sale of tankers as we divested from the tanker business.

Handysize TCE per day was $18,104 per day for the three months ended June 30, 2021 and $5,852 per day for the three months ended June 30, 2020. Supramax/ultramax TCE per day was to $21,916 per day for the three months ended June 30, 2021 and $7,676 per day for the three months ended June 30, 2020.

The remaining small tankers and two medium range tankers were sold early in the period and therefore generated no revenue during the period. The TCE calculations for the second quarter 2021 are therefore not directly comparable to the second quarter 2020.

Cost of sales was $125.1 million for the three months ended June 30, 2021 and $82.8 million for the three months ended June 30, 2020.

In the drybulk business, our handysize segment and supramax/ultramax segment cost of sales was $23.1 million and $51.2 million, respectively, for the three months ended June 30, 2021 and $23.6 million and $24.3 million, respectively, for the three months ended June 30, 2020.

Handysize voyage expenses and supramax/ultramax voyage expenses were $7.7 million and $17.5 million, respectively, for the three months ended June 30, 2021 and $10.4 million and $9.3 million, respectively, for the three months ended June 30, 2020. Handysize vessel operating costs and supramax/ultramax vessel operating costs were $8.4 million and $3.7 million, respectively, for the three months ended June 30, 2021, and $7.1 million and $3.4 million, respectively, for the three months ended June 30, 2020. Handysize vessel operating costs per day were $6,130 per day for the three months ended June 30, 2021 and $4,735 per day for the three months ended June 30, 2020. Supramax/ultramax vessel operating costs per day were $5,116 per day for the three months ended June 30, 2021 and $4,688 per day for the three months ended June 30, 2020.

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The long-term charter-in costs per day for our supramax/ultramax fleet was $12,867 per day during the three months ended June 30, 2021. During this period, out of 2,442 operating days in the supramax/ultramax segment, 57.5% were fulfilled with owned/long-term chartered-in vessels and the remaining 42.5% with short-term chartered-in vessels.

In the tankers business, medium range tankers and small tankers cost of sales were $43.7 million and $7.3 million, respectively, for the three months ended June 30, 2021 and $34.3 million and $1.0 million, respectively, for the three months ended June 30, 2020.

Medium range tankers voyage expenses and small tankers voyage expenses were $0 million and $0 million, respectively, for the three months ended June 30, 2021 and $0 million and $0.3 million, respectively, for the three months ended June 30, 2020. Medium range tankers vessel operating costs and small tankers vessel operating costs were $0.2 million and $0 million, respectively, for the three months ended June 30, 2021 and $2.1 million and $0.6 million, respectively, for the three months ended June 30, 2020. Medium range tankers vessel operating costs per day were $7,394 per day for the three months ended June 30, 2021 and $6,402 per day for the three months ended June 30, 2020. Small tankers vessel operating costs per day were $1,400 per day for the three months ended June 30, 2021 and $6,056 per day for the three months ended June 30, 2020.

Gross profit was $34.3 million for the three months ended June 30, 2021 and $1.8 million for the three months ended June 30, 2020.

Other operating income (expense) was operating income of $0.2 million for the three months ended June 30, 2021 and operating expense of $4.1 million for the three months ended June 30, 2020.

Administrative expenses were $8.8 million for the three months ended June 30, 2021 and $5.8 million for the three months ended June 30, 2020.

Share of losses of joint ventures was $0 million for the three months ended June 30, 2021 and a loss of $1.3 million for the three months ended June 30, 2020.

Interest income was $0 million for the three months ended June 30, 2021 and $0.1 million for the three months ended June 30, 2020.

Interest expense was $4.2 million for the three months ended June 30, 2021 and $4.4 million for the three months ended June 30, 2020.

Income tax benefit was $2.6 million for the three months ended June 30, 2021 and was $0.2 million for the three months ended June 30, 2020.

Profit for the three months ended June 30, 2021 was $24.2 million compared to a loss of $13.3 million for the three months ended June 30, 2020. Profit attributable to owners of the Company for the three months ended June 30, 2021 was $19.8 million compared to a loss of $11.8 million for the three months ended June 30, 2020.

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Results for the Six Months Ended June 30, 2021 and 2020

In comparison to the results for the first half of 2020, the results for the first half of 2021 were impacted by higher TCE per day rates achieved in our handysize and supramax/ultramax drybulk carrier segments, reflecting the stronger spot markets in these segments, and lower TCE per day rates achieved in our medium range tanker and small tanker segments, reflecting the weaker spot market in this segment. Cost of sales increased due to the higher short-term charter hire costs as drybulk spot charter rates increased in the first half of 2021 as well as increased cost of ship sales as two medium range tankers and a small tanker were sold in the first half of 2021 compared to the sale of two medium range tankers and one small tanker with lower cost prices in the first half of 2020. These increases were partially offset by the decrease in drybulk voyage expenses primarily due to a reduced number of drybulk freight voyages in favor of charter contracts that resulted in a decrease to fuel and ports costs. Vessel operating costs per day were higher in the handysize and supramax/ultramax drybulk carrier segments for the first half of 2021 in comparison to the first half of 2020 due to increased crew repatriation costs partly as a result of COVID-19 travel restrictions, quarantine requirements and related costs. Administrative expenses increased in the first half of 2021 as compared to the first half of 2020 due to increased staff costs. Other operating income improved in the first half of 2021 as compared to the first half of 2020 due to the reversals of impairments on ships and the reversal of impairments on right-of-use assets which were partly offset by higher impairments on goodwill and intangibles and the disposal group. The income tax benefit increased in the first half of 2021 as compared to the first half of 2020 due to the reversal of a provision for a tax-related legal case which was decided in our favor.

Revenue was $231.2 million for the six months ended June 30, 2021 and $167.1 million for the six months ended June 30, 2020. Vessel revenue was $181.0 million for the six months ended June 30, 2021 and $128.0 million for the six months ended June 30, 2020.

In the drybulk business, handysize total revenue and supramax/ultramax total revenue was $61.1 million and $114.5 million, respectively, for the six months ended June 30, 2021, and $38.6 million and $63.8 million, respectively, for the six months ended June 30, 2020. Handysize vessel revenue and supramax/ultramax vessel revenue was $60.8 million and $114.4 million, respectively, for the six months ended June 30, 2021, and $38.3 million and $63.6 million, respectively, for the six months ended June 30, 2020.

In the tankers business, our medium range tankers and small tankers total revenues were $44.4 million and $8.2 million, respectively, for the six months ended June 30, 2021, and $49.2 million and $12.6 million, respectively, for the six months ended June 30, 2020. Medium range tankers and small tankers vessel revenues were $1.8 million and $1.3 million, respectively, for the six months ended June 30, 2021 and $20.4 million and $3.5 million, respectively for the six months ended June 30, 2020.

Handysize TCE per day was $15,285 per day for the six months ended June 30, 2021 and $5,773 per day for the six months ended June 30, 2020. Supramax/ultramax TCE per day was to $17,606 per day for the six months ended June 30, 2021 and $9,163 per day for the six months ended June 30, 2020.

Medium range tankers TCE per day was $8,268 per day for the six months ended June 30, 2021 and $19,343 per day for the six months ended June 30, 2020. Small tankers TCE per day was $8,648 per day for the six months ended June 30, 2021 and $11,368 per day for the six months ended June 30, 2020.

Cost of sales was $183.1 million for the six months ended June 30, 2021 and $158.2 million for the six months ended June 30, 2020.

In the drybulk business, our handysize segment and supramax/ultramax segment cost of sales was $41.6 million and $88.9 million, respectively, for the six months ended June 30, 2021 and $43.1 million and $63.3 million, respectively, for the six months ended June 30, 2020.

Handysize voyage expenses and supramax/ultramax voyage expenses were $14.1 million and $28.8 million, respectively, for the six months ended June 30, 2021 and $18.7 million and $31.0 million, respectively, for the six months ended June 30, 2020. Handysize vessel operating costs and supramax/ultramax vessel operating costs were $15.2 million and $7.5 million, respectively, for the six months ended June 30, 2021, and $13.3 million and $5.7 million, respectively, for the six months ended June 30, 2020. Handysize vessel operating costs per day were $5,602 per day for the six months ended June 30, 2021 and $4,808 per day for the six months ended June 30, 2020. Supramax/ultramax vessel operating costs per day were $5,212 per day for the six months ended June 30, 2021 and $4,666 per day for the six months ended June 30, 2020.

The long-term charter-in costs per day for our supramax/ultramax fleet was $12,611 per day during the first six months of 2021. During this period, out of 4,864 operating days in the supramax/ultramax segment, 57.5% were fulfilled with owned/long-term chartered-in vessels and the remaining 42.5% with short-term chartered-in vessels.

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In the tankers business, medium range tankers and small tankers cost of sales were $44.8 million and $8.3 million, respectively, for the six months ended June 30, 2021 and $41.0 million and $12.0 million, respectively, for the six months ended June 30, 2020.

Medium range tankers voyage expenses and small tankers voyage expenses were $0 million and $0.4 million, respectively, for the six months ended June 30, 2021 and $0 million and $0.9 million, respectively, for the six months ended June 30, 2020. Medium range tankers vessel operating costs and small tankers vessel operating costs were $1.4 million and $0.6 million, respectively, for the six months ended June 30, 2021 and $4.6 million and $1.5 million, respectively, for the six months ended June 30, 2020. Medium range tankers vessel operating costs per day were $6,634 per day for the six months ended June 30, 2021 and $6,664 per day for the six months ended June 30, 2020. Small tankers vessel operating costs per day were $5,895 per day for the six months ended June 30, 2021 and $6,377 per day for the six months ended June 30, 2020.

Gross profit was $48.2 million for the six months ended June 30, 2021 and $8.9 million for the six months ended June 30, 2020.

Other operating income was $0.4 million for the six months ended June 30, 2021 and $2.2 million for the six months ended June 30, 2020.

Administrative expenses were $15.7 million for the six months ended June 30, 2021 and $12.2 million for the six months ended June 30, 2020.

Share of losses of joint ventures was $0 million for the six months ended June 30, 2021 and a loss of $2.5 million for the six months ended June 30, 2020.

Interest income was $0.1 million for the six months ended June 30, 2021 and $0.4 million for the six months ended June 30, 2020.

Interest expense was $7.7 million for the six months ended June 30, 2021 and $8.6 million for the six months ended June 30, 2020.

Income tax benefit (expense) was a benefit of $2.4 million for the six months ended June 30, 2021 and an expense of $0.5 million for the six months ended June 30, 2020.

Profit for the six months ended June 30, 2021 was $27.6 million and a loss of $12.3 million for the six months ended June 30, 2020. Profit attributable to owners of the Company for the six months ended June 30, 2021 was $22.1 million and a loss of $10.5 million for the six months ended June 30, 2020.

Net cash flows generated from operating activities was an inflow of $102.1 million for the six months ended June 30, 2021 and an inflow of $48.8 million for the six months ended June 30, 2020. Net cash generated from (used in) investing activities was an inflow of $0.2 million for the six months ended June 30, 2021 and an outflow of $25.6 million for the six months ended June 30, 2020. Net cash flows used in financing activities was an outflow of $82.3 million for the six months ended June 30, 2021 and an outflow of $15.2 million for the six months ended June 30, 2020.

As of June 30, 2021, we had cash and equivalents of $58.1 million and restricted cash of $9.3 million.

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Conference Call details

Tomorrow, Thursday, August 19, 2021, at 8:00 a.m. Eastern Daylight Time/ 2:00 p.m. South African Standard Time/ 8:00 p.m. Singapore Time, the Company's management will host a conference call and webcast to discuss the earnings results.

Conference Call details: Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 553 9962 (US Toll Free Dial In), +0808 238 0669 (UK Toll Free Dial In), +65 3158 5482 (Singapore Dial In), or +27 10 5003039 (South Africa Dial In), +44 (0) 2071 928592 (International Standard Dial In). Please quote “Grindrod” to the operator.

A telephonic replay of the conference and accompanying slides will be available following the completion of the call and will remain available until Thursday, August 26, 2021. To listen to the archived audio file, visit our website www.grinshipping.com and click on Notices & Events.

Audio Webcast / Slides Presentation details

There will be an audio webcast of the conference call, accessible via the internet through the Grindrod Shipping website www.grinshipping.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation of the financial results for the first half ended June 30, 2021 will be accessible in PDF format 10 minutes prior to the conference call and webcast on the Investor Relations section of our website located at www.grinshipping.com. Participants to the webcast can download the PDF presentation. The conference call will take participants through the slide presentation on the website.

About Grindrod Shipping

Grindrod Shipping owns and operates a diversified fleet of owned, long-term and short-term chartered-in drybulk vessels predominantly in the handysize and supramax/ultramax segments. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a core fleet of 31 vessels consisting of 15 handysize drybulk carriers and 16 supramax/ultramax drybulk carriers. The company also owns one medium range tanker on bareboat charter. The Company is based in Singapore, with offices in London, Durban, Tokyo, Cape Town and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

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 Fleet Table

The following table sets forth certain summary information regarding our fleet as of the date of this press release.

Drybulk Carriers — Owned Fleet (23 Vessels)

Vessel Name	Built	Country of Build	DWT	Ownership Percentage		Type of Employment
Handysize – Eco
IVS Tembe	2016	Japan	37,740	68.86	%(1)	IVS Commercial(2)
IVS Sunbird	2015	Japan	33,400	68.86	%(1)	IVS Handysize Pool
IVS Thanda	2015	Japan	37,720	68.86	%(1)	IVS Commercial(2)
IVS Kestrel	2014	Japan	32,770	68.86	%(1)	IVS Handysize Pool
IVS Phinda	2014	Japan	37,720	68.86	%(1)	IVS Commercial(2)
IVS Sparrowhawk	2014	Japan	33,420	68.86	%(1)	IVS Handysize Pool
Handysize
IVS Merlion	2013	China	32,070	100%		IVS Handysize Pool
IVS Raffles	2013	China	32,050	100%		IVS Handysize Pool
IVS Ibis	2012	Japan	28,240	100%		IVS Handysize Pool
IVS Kinglet(3)	2011	Japan	33,130	100%		IVS Handysize Pool
IVS Magpie(3)	2011	Japan	28,240	100%		IVS Handysize Pool
IVS Orchard	2011	China	32,530	100%		IVS Handysize Pool
IVS Knot(3)	2010	Japan	33,140	100%		IVS Handysize Pool
IVS Sentosa	2010	China	32,700	100%		IVS Handysize Pool
IVS Kingbird	2007	Japan	32,560	100%		IVS Handysize Pool
Supramax/Ultramax – Eco
IVS Prestwick	2019	Japan	61,300	100%		IVS Supramax Pool
IVS Okudogo	2019	Japan	61,330	100%		IVS Supramax Pool
IVS Swinley Forest	2017	Japan	60,490	68.86	%(1)	IVS Supramax Pool
IVS Gleneagles	2016	Japan	58,070	68.86	%(1)	IVS Supramax Pool
IVS North Berwick	2016	Japan	60,480	68.86	%(1)	IVS Supramax Pool
IVS Bosch Hoek	2015	Japan	60,270	68.86	%(1)	IVS Supramax Pool
IVS Hirono	2015	Japan	60,280	68.86	%(1)	IVS Supramax Pool
IVS Wentworth	2015	Japan	58,090	68.86	%(1)	IVS Supramax Pool

Drybulk Carriers — Long-Term Charter-In Fleet (8 Vessels)

Vessel Name	Built	Country of Build	DWT	Charter-In Period	Type of Employment
Supramax/Ultramax – Eco
IVS Atsugi(4)	2020	Japan	62,660	2022-24(5)	IVS Supramax Pool
IVS Pebble Beach(4)	2020	Japan	62,660	2022-24(5)	IVS Supramax Pool
IVS Phoenix(6)	2019	Japan	61,470	2022-24(5)	IVS Supramax Pool
IVS Hayakita(4)	2016	Japan	60,400	2023-26(5)	IVS Supramax Pool
IVS Windsor	2016	Japan	60,280	2023-26(5)	IVS Supramax Pool
IVS Pinehurst(4)	2015	Philippines(7)	57,810	2021-22(5)	IVS Supramax Pool
IVS Crimson Creek	2014	Japan	57,950	2022	IVS Supramax Pool
IVS Naruo(4)	2014	Japan	60,030	2022-24(5)	IVS Supramax Pool

Tankers – Owned Fleet (1 Vessel)

Vessel Name	Built	Country of Build	DWT	IMO Designation	Ownership Percentage	Type of Employment
Medium Range Tankers – Eco
Matuku(3)	2016	South Korea	50,140	II,III	100	% Bareboat Charter (Expires 2022)

10

(1)	Owned through IVS Bulk Pte. Ltd., a subsidiary in which we have a 68.86% interest. The acquisition of the remaining interest in IVS Bulk is expected to be completed no later than September 30, 2021.

(2)	Commercially managed by Grindrod Shipping alongside the IVS Handysize Pool.

(3)	IVS Knot, IVS Kinglet, IVS Magpie and Matuku have each undergone separate financing arrangements in which we sold these vessels but retained the right to control the use of these vessels for a period up to 2030, 2031, 2031 and 2035, respectively, and we have an option to acquire IVS Knot, IVS Kinglet and IVS Magpie commencing in 2021 and the Matuku in 2022. We regard the vessels as owned since we have retained the right to control the use of the vessels.
(4)	Includes purchase options for Grindrod Shipping.
(5)	Expiration date range represents the earliest and latest redelivery periods due to extension options.

(6)	We have agreed to acquire the vessel from its owners with closing currently estimated to occur by September 30, 2021. Until closing, the vessel will remain chartered-in under the original contract terms.
(7)	Constructed at Tsuneishi Cebu Shipyard, a subsidiary of Tsuneishi Shipbuilding of Japan.

Unaudited Segment Information(1)

	Three months ended March 31,		Three months ended June 30,		Six months ended June 30,
(In thousands of U.S. dollars)	2021	2020	2021	2020	2021	2020

Drybulk Carriers Business
Handysize Segment
Revenue	$23,702	$17,037	$37,364	$21,603	$61,066	$38,640
Cost of sales	(18,463)	(19,576)	(23,123)	(23,560)	(41,586)	(43,136)
Supramax/Ultramax Segment
Revenue	$43,428	$41,853	$71,039	$21,905	$114,467	$63,758
Cost of sales	(37,712)	(39,044)	(51,229)	(24,273)	(88,941)	(63,317)

Tanker Business
Medium Range Tanker Segment
Revenue	$1,862	$10,421	$42,548	$38,782	$44,410	$49,203
Cost of sales	(1,184)	(6,743)	(43,661)	(34,304)	(44,845)	(41,047)
Small Tanker Segment
Revenue	$1,295	$11,610	$6,855	$991	$8,150	$12,601
Cost of sales	(1,040)	(10,931)	(7,257)	(1,035)	(8,297)	(11,966)

(1)	Segment information includes the proportionate share of joint ventures, which differs from the consolidated statements of profit or loss in our unaudited interim condensed consolidated financial statements which account for our investments in joint ventures under the equity method.

11

Selected Historical and Statistical Data of Our Operating Fleet(1)

Set forth below are selected historical and statistical data of our operating fleet for the three months ended March 31, 2021 and 2020, the three months ended June 30, 2021 and 2020 and the six months ended June 30, 2021 and June 30, 2020 that we believe may be useful in better understanding our operating fleet’s financial position and results of operations(1). This table contains certain information regarding TCE per day, vessel operating costs per day and long-term charter-in costs per day which are non-GAAP measures. For a discussion of certain of these measures, see “Non-GAAP Financial Measures” at the end of this press release.

	Three months ended March 31,		Three months ended June 30,		Six months ended June 30,
(In thousands of U.S. dollars)	2021	2020	2021	2020	2021	2020

Drybulk Carriers Business
Handysize Segment
Calendar days(2)	1,496	1,527	1,662	1,917	3,158	3,444
Available days(3)	1,440	1,515	1,662	1,903	3,102	3,418
Operating days(4)	1,422	1,491	1,630	1,894	3,052	3,385
Owned fleet operating days(5)	1,276	1,227	1,333	1,479	2,609	2,706
Long-term charter-in days(6)	-	-	-	-	-	-
Short-term charter-in days(7)	146	264	297	415	443	679
Fleet utilization(8)	98.8%	98.4%	98.1%	99.5%	98.4%	99.0%
TCE per day(9)	$12,053	$5,673	$18,104	$5,852	$15,285	$5,773
Vessel operating costs per day(10)	$5,069	$4,895	$6,130	$4,735	$5,602	$4,808
Long-term charter-in costs per day(11)	$-	$-	$-	$-	$-	$-
Supramax/Ultramax Segment
Calendar days(2)	2,469	1,974	2,494	1,683	4,963	3,657
Available days(3)	2,432	1,972	2,482	1,679	4,914	3,651
Operating days(4)	2,422	1,924	2,442	1,631	4,864	3,555
Owned fleet operating days(5)	676	443	728	695	1,404	1,138
Long-term charter-in days(6)	717	599	676	528	1,393	1,127
Short-term charter-in days(7)	1,029	882	1,038	408	2,067	1,290
Fleet utilization(8)	99.6%	97.6%	98.4%	97.1%	99.0%	97.4%
TCE per day(9)	$13,259	$10,423	$21,916	$7,676	$17,606	$9,163
Vessel operating costs per day(10)	$5,309	$4,632	$5,116	$4,688	$5,212	$4,666
Long-term charter-in costs per day(11)	$12,370	$12,124	$12,867	$11,881	$12,611	$12,010

Tankers Business
Medium Range Tankers Segment
Calendar days(2)	180	546	33	510	213	1,056
Available days(3)	180	546	33	510	213	1,056
Operating days(4)	180	544	33	510	213	1,054
Owned fleet operating days(5)	180	362	33	333	213	695
Long-term charter-in days(6)	-	182	-	177	-	359
Short-term charter-in days(7)	-	-	-	-	-	-
Fleet utilization(8)	100%	99.6%	100%	100%	100%	99.8%
TCE per day(9)	$10,344	$19,156	$(3,061)	$19,543	$8,268	$19,343
Vessel operating costs per day(10)	$6,494	$6,904	$7,394	$6,402	$6,634	$6,664
Long-term charter-in costs per day(11)	$-	$15,302	$-	$15,299	$-	$15,300
Small Tanker Segment
Calendar days(2)	90	150	15	91	105	241
Available days(3)	90	150	15	91	105	241
Operating days(4)	90	146	15	85	105	231
Owned fleet operating days(5)	90	146	15	85	105	231
Long-term charter-in days(6)	-	-	-	-	-	-
Short-term charter-in days(7)	-	-		-	-	-
Fleet utilization(8)	100%	97.3%	100%	93.4%	100%	95.9%
TCE per day(9)	$9,778	$13,212	$1,867	$8,200	$8,648	$11,368
Vessel operating costs per day(10)	$6,644	$6,569	$1,400	$6,056	$5,895	$6,377
Long-term charter-in costs per day(11)	$-	$-	$-	$-	$-	$-

12

(1)	Segment results of operations include the proportionate share of joint ventures, which differs from the consolidated statements of profit or loss in our unaudited interim condensed consolidated financial statements which account for our investments in joint ventures under the equity method.

(2)	Calendar days: total calendar days the vessels were in our possession for the relevant period.

(3)	Available days: total number of calendar days a vessel is in our possession for the relevant period after subtracting off-hire days for scheduled drydocking and special surveys. We use available days to measure the number of days in a relevant period during which vessels should be available for generating revenue.

(4)	Operating days: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue. Comparability of operating days was affected by the consolidation of the IVS Bulk vessels in February 2020.

(5)	Owned fleet operating days: the number of operating days in which our owned fleet is operating for the relevant period.

(6)	Long-term charter-in days: the number of operating days in which our long-term charter-in fleet is operating for the relevant period. We regard chartered-in vessels as long-term charters if the period of the charter we initially commit to is 12 months or more. Once we have included such chartered-in vessels in our fleet, we will continue to regard them as part of our fleet until the end of their chartered-in period, including any period that the charter has been extended under an option, even if at a given time the remaining period of their charter may be less than 12 months.

(7)	Short-term charter-in days: the number of operating days for which we have chartered-in third party vessels for durations of less than one year for the relevant period.

(8)	Fleet utilization: the percentage of time that vessels are available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. We use fleet utilization to measure a company’s efficiency in technically managing its vessels.

(9)	TCE per day: vessel revenue less voyage expenses during a relevant period divided by the number of operating days during the period. The number of operating days used to calculate TCE revenue per day includes the proportionate share of our joint ventures’ operating days and includes charter-in days. Please see “Non-GAAP Financial Measures” at the end of this press release for a discussion of TCE revenue and a reconciliation of TCE revenue to revenue.

(10)	Vessel operating costs per day: vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days and excludes charter-in costs and charter-in days. Please see “Non-GAAP Financial Measures” at the end of this press release for a discussion of vessel operating costs per day.

(11)	Long-term charter-in costs per day: charter costs associated with long-term chartered-in vessels divided by long-term charter-in days for the relevant period. Please see “Non-GAAP Financial Measures” at the end of this press release for a discussion of long-term charter-in costs and its reconciliation to adjusted charter hire costs. That discussion also shows an analysis of adjusted charter hire costs split between long-term charter-in costs and short-term charter-in costs.

The average long-term charter-in costs per day for the supramax/ultramax fleet for the second half of 2021 is expected to be approximately $12,883/day.

13

Unaudited Interim Condensed Consolidated Statement of Financial Position

	30 June 2021	31 December 2020
	US$’000	US$’000
ASSETS

Current assets
Cash and bank balances	60,688	41,261
Trade receivables	9,313	7,928
Contract assets	1,054	900
Other receivables and prepayments	19,795	18,740
Due from joint ventures	-	1
Loans to joint ventures	798	798
Derivative financial instruments	1,770	458
Inventories	12,709	8,700
	106,127	78,786
Assets classified as held for sale	685	3,825
Total current assets	106,812	82,611

Non-current assets
Restricted cash	6,649	9,304
Ships, property, plant and equipment	421,968	475,303
Right-of-use assets	43,903	49,062
Interest in joint ventures	16	166
Derivative financial instruments	736	-
Intangible assets	323	405
Goodwill	-	960
Other investments	3,214	3,150
Deferred tax assets	1,260	1,138
Total non-current assets	478,069	539,488

Total assets	584,881	622,099

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables	29,180	27,355
Contract liabilities	9,896	5,094
Due to joint ventures	9	-
Lease liabilities	31,470	28,120
Bank loans and other borrowings	24,191	53,394
Derivative financial instruments	34	-
Provisions	2,412	80
Income tax payable	846	3,350
	98,038	117,393
Liabilities directly associated with assets classified as held for sale	74	508
Total current liabilities	98,112	117,901

14

Unaudited Interim Condensed Consolidated Statement of Financial Position (cont’d)

	30 June 2021	31 December 2020
	US$’000	US$’000
Non-current liabilities
Trade and other payables	194	198
Lease liabilities	13,301	23,124
Bank loans and other borrowings	187,306	225,038
Retirement benefit obligation	1,792	1,819
Total non-current liabilities	202,593	250,179

Capital and reserves
Share capital	320,683	320,683
Other equity and reserves	(22,621)	(23,078)
Accumulated losses	(61,126)	(85,368)
Equity attributable to owners of the Company	236,936	212,237
Non-controlling interests	47,240	41,782
Total equity	284,176	254,019

Total equity and liabilities	584,881	622,099

15

Unaudited Interim Condensed Consolidated Statement of Profit or Loss

	Three months ended March 31,		Three months ended June 30,
(In thousands of U.S. dollars, other than per share data)	2021	2020	2021	2020
Revenue	$71,828	82,486	$159,419	$84,659
Cost of sales
Voyage expenses	(18,048)	(32,210)	(25,461)	(20,201)
Vessel operating costs	(11,671)	(9,885)	(11,628)	(12,367)
Charter hire costs	(12,729)	(11,271)	(20,411)	(8,262)
Depreciation of ships, drydocking and plant and equipment– owned assets	(5,931)	(5,693)	(6,665)	(6,040)
Depreciation of ships and ship equipment – right-of-use assets	(8,294)	(7,099)	(8,752)	(6,237)
Other expenses	(1,328)	(197)	(1,584)	(408)
Cost of ship sale	(6)	(9,063)	(50,585)	(29,299)
Gross profit	13,821	7,068	34,333	1,845
Other operating income (expense)	122	6,243	239	(4,070)
Administrative expense	(6,917)	(6,379)	(8,788)	(5,841)
Share of losses of joint ventures	(24)	(1,285)	(5)	(1,253)
Interest income	50	310	49	139
Interest expense	(3,580)	(4,260)	(4,157)	(4,374)
Profit (loss) before taxation	3,472	1,697	21,671	(13,554)
Income tax (expense) benefit	(128)	(677)	2,572	223
Profit (loss) for the period	3,344	1,020	24,243	(13,331)

Profit (loss) for the period attributable to:
Owners of the Company	2,358	1,300	19,771	(11,795)
Non-controlling interests	986	(280)	4,472	(1,536)
	3,344	1,020	24,243	(13,331)

Profit (loss) per share attributable to owners of the Company:
Weighted average number of shares on which the basic per share figures have been calculated	19,107,913	18,844,192	19,297,655	19,006,858
Effect of dilutive potential ordinary shares	347,168	485,334	347,168	-
Weighted average number of ordinary shares for the purpose of diluted earnings per share	19,455,081	19,329,526	19,644,823	19,006,858
Basic earnings (loss) per share	$0.12	$0.07	$1.02	$(0.62)
Diluted earnings (loss) per share	$0.12	$0.07	$1.01	$(0.62)

16

	Six months ended June 30,
(In thousands of U.S. dollars, other than per share data)	2021	2020
Revenue	$231,247	$167,145
Cost of sales
Voyage expenses	(43,509)	(52,411)
Vessel operating costs	(23,299)	(22,252)
Charter hire costs	(33,140)	(19,533)
Depreciation of ships, drydocking and plant and equipment– owned assets	(12,596)	(11,733)
Depreciation of ships and ship equipment – right-of-use assets	(17,046)	(13,336)
Other expenses	(2,912)	(605)
Cost of ship sale	(50,591)	(38,362)
Gross profit	48,154	8,913
Other operating income	361	2,173
Administrative expense	(15,705)	(12,220)
Share of losses of joint ventures	(29)	(2,538)
Interest income	99	449
Interest expense	(7,737)	(8,634)
Profit (loss) before taxation	25,143	(11,857)
Income tax benefit (expense)	2,444	(454)
Profit (loss) for the period	27,587	(12,311)

Profit (loss) for the period attributable to:
Owners of the Company	22,129	(10,495)
Non-controlling interests	5,458	(1,816)
	27,587	(12,311)

Profit (loss) per share attributable to owners of the Company:
Weighted average number of shares on which the basic per share figures have been calculated	19,203,308	18,925,969
Effect of dilutive potential ordinary shares	347,168	-
Weighted average number of ordinary shares for the purpose of diluted earnings per share	19,550,476	18,925,969
Basic earnings (loss) per share	$1.15	$(0.55)
Diluted earnings (loss) per share	$1.13	$(0.55)

Unaudited Summary Statement of Cash Flows

The following table presents cash flow information for each of the six months ended June 30, 2021 and 2020.

	Six months ended June 30,
(In thousands of U.S. dollars)	2021	2020

Net cash flows generated from (used in) operating activities	$102,069	$48,786
Net cash generated from (used in) investing activities	243	(25,642)
Net cash flows used in financing activities	(82,294)	(15,227)
Net increase in cash and cash equivalents	20,018	7,917
Cash and cash equivalents, beginning of period	37,942	32,386
Effect of exchange rate changes on the balance of cash held in foreign currencies	118	(1,144)
Cash and cash equivalents, end of period	58,078	39,159

17

Non-GAAP Financial Measures

The financial information included in this press release includes certain “non-GAAP financial measures” as such term is defined in SEC regulations governing the use of non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with IFRS. For example, non-GAAP financial measures may exclude the impact of certain unique and/or non-operating items such as acquisitions, divestitures, restructuring charges, large write-offs or items outside of management’s control. Management believes that the non-GAAP financial measures described below provide investors and analysts useful insight into our financial position and operating performance.

TCE Revenue and TCE per day

TCE revenue is defined as vessel revenue less voyage expenses. Such TCE revenue, divided by the number of our operating days during the period, is TCE per day. Vessel revenue and voyage expenses as reported for our operating segments include a proportionate share of vessel revenue and voyage expenses attributable to our joint ventures based on our proportionate ownership of the joint ventures for the period the joint venture existed during the relevant period. The number of operating days used to calculate TCE per day also includes the proportionate share of our joint ventures’ operating days for the period the joint venture existed during the relevant period and also includes charter-in days.

TCE per day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters have to cover voyage expenses and are generally not expressed in per-day amounts while charter hire rates for vessels on time charters do not cover voyage expenses and generally are expressed in per day amounts.

Below is a reconciliation from TCE revenue to revenue for the three month periods ended March 31, 2021, June 30, 2021 and the six month period ended June 30, 2021.

	2021
	Three months ended March 31			Three months ended June 30			Six months ended June 30
(In thousands of U.S. dollars)	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue
Vessel revenue
Handysize	23,511	(6,371)	17,140	37,246	(7,736)	29,510	60,757	(14,107)	46,650
Supramax/ultramax	43,374	(11,260)	32,114	71,039	(17,519)	53,520	114,413	(28,779)	85,634
Medium range tankers	1,862	-	1,862	(100)	(1)	(101)	1,762	(1)	1,761
Small tankers	1,295	(415)	880	38	(10)	28	1,333	(425)	908
Other drybulk carriers	-			135			135
Other tankers	1,296			1,291			2,587
Ship sale revenue	-			49,465			49,465
Other revenue	490			305			795
Adjustments(*)	-			-			-
Revenue	71,828			159,419			231,247

Below is a reconciliation from TCE revenue to revenue for the three month periods ended March 31, 2020, June 30, 2020 and the six month period ended June 30, 2020.

	2020
	Three months ended March 31			Three months ended June 30			Six months ended June 30
(In thousands of U.S. dollars)	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue
Vessel revenue
Handysize	16,810	(8,352)	8,458	21,463	(10,379)	11,084	38,273	(18,731)	19,542
Supramax/ultramax	41,706	(21,652)	20,054	21,859	(9,339)	12,520	63,565	(30,991)	32,574
Medium range tankers	10,421	-	10,421	9,968	(1)	9,967	20,389	(1)	20,388
Small tankers	2,527	(598)	1,929	991	(294)	697	3,518	(892)	2,626
Other drybulk carriers	122			-			122
Other tankers	1,291			1,301			2,592
Ship sale revenue	9,083			28,814			37,897
Other revenue	988			263			1,251
Adjustments(*)	(462)			-			(462)
Revenue	82,486			84,659			167,145

*	Vessel revenue earned and voyage expenses incurred by the joint ventures are included within the operating segment information on a proportionate consolidation basis for the period the joint venture existed during the period. Accordingly, joint ventures proportionate financial information are adjusted out to reconcile to the unaudited interim condensed consolidated financial statements.

18

Vessel operating costs per day

Vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels during the period. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days for the period the joint venture existed during the relevant period and excludes charter-in costs and charter-in days.

Vessel operating costs per day is a non-GAAP performance measure commonly used in the shipping industry to provide an understanding of the daily technical management costs relating to the running of owned vessels.

Long-term charter-in costs and Long-term charter-in costs per day

Long-term charter-in costs is defined as the charter costs relating to chartered-in vessels included in our fleet from time to time, which are vessels for which the period of the charter that we initially commit to is 12 months or more, even if at a given time the remaining period of their charter may be less than 12 months (“long-term charter-in vessels”). Such long-term charter-in costs, divided by the number of operating days for the relevant vessels during the period, is long-term charter-in costs per day.

Long-term charter-in costs and long-term charter-in costs per day are non-GAAP performance measures used primarily to provide an understanding of the total costs and total costs per day relating to the charter-in of the Company’s long-term chartered-in vessels.

Below is a reconciliation from long-term charter-in costs to Adjusted charter hire costs for the three month periods ended March 31, 2021 and March 31, 2020.

	Three months ended March 31,
	2021
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short-term charter-in costs	Adjusted charter hire costs

Handysize	1,105	-	1,105	-	1,105	1,105
Supramax/ultramax	11,624	8,918	20,542	8,869	11,673	20,542
	12,729	8,918	21,647			21,647

	Three months ended March 31,
	2020
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short-term charter-in costs	Adjusted charter hire costs

Handysize	2,091	-	2,091	-	2,091	2,091
Supramax/ultramax	7,787	6,598	14,385	7,262	7,123	14,385
Medium range tankers	1,393	1,392	2,785	2,785	-	2,785
	11,271	7,990	19,261			19,261

19

Below is a reconciliation from long-term charter-in costs to Adjusted charter hire costs for the three month periods ended June 30, 2021 and June 30, 2020.

	Three months ended June 30,
	2021
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short-term charter-in costs	Adjusted charter hire costs

Handysize	3,923	-	3,923	-	3,923	3,923
Supramax/ultramax	16,488	9,335	25,823	8,698	17,125	25,823
	20,411	9,335	29,746			29,746

	Three months ended June 30,
	2020
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short-term charter-in costs	Adjusted charter hire costs

Handysize	2,760	-	2,760	-	2,760	2,760
Supramax/ultramax	3,197	6,446	9,643	6,273	3,370	9,643
Medium range tankers	2,305	403	2,708	2,708	-	2,708
	8,262	6,849	15,111			15,111

Below is a reconciliation from long-term charter-in costs to Adjusted charter hire costs for the six month periods ended June 30, 2021 and June 30, 2020.

	Six months ended June 30,
	2021
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short-term charter-in costs	Adjusted charter hire costs

Handysize	5,028	-	5,028	-	5,028	5,028
Supramax/ultramax	28,112	18,253	46,365	17,567	28,798	46,365
	33,140	18,253	51,393			51,393

	Six months ended June 30,
	2020
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short-term charter-in costs	Adjusted charter hire costs

Handysize	4,851	-	4,851	-	4,851	4,851
Supramax/ultramax	10,984	13,044	24,028	13,535	10,493	24,028
Medium range tankers	3,698	1,795	5,493	5,493	-	5,493
	19,533	14,839	34,372			34,372

*	Charter hire costs, Lease payments on Ships, Long-term charter-in costs and Short-term charter-in costs incurred by the joint ventures are included within the operating segment information on a proportionate consolidation basis. Accordingly, joint ventures’ proportionate financial information are adjusted out to reconcile to the unaudited interim condensed consolidated financial statements.

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EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before income tax benefit (expense), interest income, interest expense, share of losses of joint ventures and depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-recurring, non-operating or other items that we believe are not indicative of the ongoing performance of our core operations.

EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by IFRS, and should not be considered in isolation or used as alternatives to profit (loss) for the period or any other indicator of our operating performance.

Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing our operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.

The table below presents the reconciliation between profit (loss) for the period to EBITDA and Adjusted EBITDA for the three months ended March 31, 2021 and 2020, the three month period ended June 30, 2021 and 2020 and six months ended June 30, 2021 and 2020.

	Three months ended March 31,		Three months ended June 30,		Six months ended June 30,
(In thousands of U.S. dollars)	2021	2020	2021	2020	2021	2020

Profit (loss) for the period	$3,344	$1,020	$ 24, 243	$(13,331)	$27,587	$(12,311)
Adjusted for:
Income tax expense (benefit)	128	677	(2,572)	(223)	(2,444)	454
Interest income	(50)	(310)	(49)	(139)	(99)	(449)
Interest expense	3,580	4,260	4,157	4,374	7,737	8,634
Share of losses of joint ventures	24	1,285	5	1,253	29	2,538
Depreciation and amortization	14,519	13,143	15,714	12,577	30,233	25,720

EBITDA	21,545	20,075	41,498	4,511	63,043	24,586

Adjusted for
(Reversal of) impairment loss recognized on ships	-	-	(3,557)	3,662	(3,557)	3,662
Impairment loss recognized on goodwill and intangibles	-	-	965	-	965	-
Reversal of impairment loss recognized on right-of-use assets	-	-	(1,046)	-	(1,046)	-
(Reversal of) impairment loss on net disposal group	(38)	-	2,589	576	2,551	576
Share based compensation	256	477	256	478	512	955

ADJUSTED EBITDA	21,763	20,552	40,705	9,227	62,468	29,779

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Headline earnings (loss) and Headline earnings (loss) per share

The Johannesburg Stock Exchange, or JSE, requires that we calculate and publicly disclose Headline earnings (loss) per share and diluted Headline earnings (loss) per share. Headline earnings (loss) per share is calculated using net income which has been determined based on IFRS. Accordingly, this may differ to the Headline earnings (loss) per share calculation of other companies listed on the JSE because such companies may report their financial results under a different financial reporting framework such as U.S. GAAP.

Headline earnings (loss) for the period represents profit (loss) for the period attributable to owners of the Company adjusted for the re-measurements that are more closely aligned to the operating or trading results as set forth below, and Headline earnings (loss) per share represents this figure divided by the weighted average number of ordinary shares outstanding for the period.

The table below presents a reconciliation between Profit (loss) for the period attributable to owners of the Company to Headline earnings (loss) for the three months ended March 31, 2021 and 2020, the three months ended June 30, 2021 and 2020 and six months ended June 30, 2021 and June 30, 2020.

	Three months ended March 31,		Three months ended June 30,		Six months ended June 30,
(In thousands of U.S. dollars, other than per share data)	2021	2020	2021	2020	2021	2020
Reconciliation between profit (loss) for the period attributable to owners of the Company and headline earnings (loss):
Profit (loss) for the period attributable to owners of the Company	$2,358	$1,300	$19,771	$(11,795)	$22,129	$(10,495)
Adjusted for:
- (Reversal of) impairment loss recognized on ships	-	-	(3,557)	3,662	(3,557)	3,662
- Reversal of Impairment loss recognized on right-of-use assets	-	-	(1,046)	-	(1,046)	-
- Impairment loss recognized on goodwill and intangibles	-	-	965	-	965	-
- Loss on disposals of plant and equipment	-	-	25	-	25	-
- (Reversal of) impairment loss on net disposal group	(38)	-	2,589	576	2,551	576

Headline earnings (loss)	2,320	1,300	18,747	(7,557)	21,067	(6,257)

Number of shares on which the per share figures have been calculated	19,107,913	18,844,192	19,297,655	19,006,858	19,203,308	18,925,969
Effect of dilutive potential ordinary shares	347,168	485,334	347,168	-	347,168	-
Weighted average number of ordinary shares for the purpose of diluted earnings per share	19,455,081	19,329,526	19,644,823	19,006,858	19,550,476	18,925,969

Basic profit (loss) per share	$0.12	$0.07	$1.02	$(0.62)	1.15	(0.55)
Diluted profit (loss) per share	0.12	0.07	1.01	(0.62)	1.13	(0.55)

Basic headline earnings (loss) per share	$0.12	$0.07	$0.97	$(0.40)	1.10	(0.33)
Diluted headline earnings (loss) per share	0.12	0.07	0.95	(0.40)	1.08	(0.33)

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act 1995 with respect to Grindrod Shipping’s financial condition, results of operations, cash flows, business strategies, operating efficiencies, competitive position, growth opportunities, plans and objectives of management, and other matters. These forward looking statements, including, among others, those relating to our future business prospects, revenues and income, are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth below. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Grindrod Shipping at the time these statements were made. Although Grindrod Shipping believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Grindrod Shipping. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Grindrod Shipping’s future operating or financial results; the strength of world economies, including, in particular, in China and the rest of the Asia-Pacific region; the effects of the COVID-19 pandemic on our operations and the demand and trading patterns for both the drybulk and product tanker markets, and the duration of these effects; cyclicality of the drybulk and tanker markets, including general drybulk and tanker shipping market conditions and trends, including fluctuations in charter hire rates and vessel values; changes in supply and demand in the drybulk and tanker shipping industries, including the market for Grindrod Shipping’s vessels; changes in the value of Grindrod Shipping’s vessels; changes in Grindrod Shipping’s business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs; competition within the drybulk and tanker industries; seasonal fluctuations within the drybulk and tanker industries; Grindrod Shipping’s ability to employ its vessels in the spot market and its ability to enter into time charters after its current charters expire; general economic conditions and conditions in the oil and coal industries; Grindrod Shipping’s ability to satisfy the technical, health, safety and compliance standards of its customers, especially major oil companies and oil producers; the failure of counterparties to our contracts to fully perform their obligations with Grindrod Shipping; Grindrod Shipping’s ability to execute its growth strategy; international political and economic conditions including additional tariffs imposed by China and the United States; potential disruption of shipping routes due to weather, accidents, political events, natural disasters or other catastrophic events; vessel breakdowns; corruption, piracy, military conflicts, political instability and terrorism in locations where we may operate; fluctuations in interest rates and foreign exchange rates and the uncertainty surrounding the continued existence of the London Interbank Offered Rate; changes in the costs associated with owning and operating Grindrod Shipping’s vessels; changes in, and Grindrod Shipping’s compliance with, governmental, tax, environmental, health and safety regulations including the International Maritime Organization, or IMO 2020, regulations limiting sulfur content in fuels; potential liability from pending or future litigation; Grindrod Shipping’s ability to procure or have access to financing, its liquidity and the adequacy of cash flows for its operation; the continued borrowing availability under Grindrod Shipping’s debt agreements and compliance with the covenants contained therein; Grindrod Shipping’s ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of its vessels; Grindrod Shipping’s dependence on key personnel; Grindrod Shipping’s expectations regarding the availability of vessel acquisitions and its ability to buy and sell vessels and to charter-in vessels as planned or at prices we deem satisfactory; adequacy of Grindrod Shipping’s insurance coverage; effects of new technological innovation and advances in vessel design; Grindrod Shipping’s ability to realize the benefits of the separation from Grindrod Limited; Grindrod Shipping’s ability to operate as an independent entity; and the other factors set out in “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission on March 31, 2021. Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events except as required by law.

Company Contact:	Investor Relations / Media Contact:
Martyn Wade / Stephen Griffiths	Nicolas Bornozis / Daniela Guerrero
CEO / CFO	Capital Link, Inc.
Grindrod Shipping Holdings Ltd.	230 Park Avenue, Suite 1536
200 Cantonment Road, #03-01 Southpoint	New York, N.Y. 10169
Singapore, 089763	Tel.: (212) 661-7566
Email: ir@grindrodshipping.com	Fax: (212) 661-7526
Website: www.grinshipping.com	Email: grindrod@capitallink.com

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